82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

26th April, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Secretarial Audit Report for the quarter ended 31st March, 2004

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 26th April, 2004, for the quarter ended 31st March, 2004, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 5/4

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st March 2004
2.	ISIN	: INE154A01017
3.	Face Value	: Rs. 10/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House, 37 Jawaharlal Nehru Road, Kolkata 700 071
6.	Correspondence Address	: Same as above.
7.	Telephone & Fax Nos.	: 2288 6426/0034/9371 2288 2358 (Fax)
8.	E-mail address	: itcisc@vsnl.net
9.	Names of the Stock Exchanges where the Company's securities are listed	a) The Calcutta Stock Exchange Association Ltd. b) The Stock Exchange, Mumbai c) National Stock Exchange of India Ltd. d) Madras Stock Exchange Ltd.

		Number of shares	% of Total Issued Capital
10	Issued Capital	24,76,78,851	100.00
11	Listed Capital (For all Exchanges mentioned in point no. 9)	24,76,78,851	100.00

12. Held in dematerialised form in CDSL : 27,79,498

13. Held in dematerialised form in NSDL : 14,91,62,782

14. Physical : 9,57,36,571

15. Total No. of share (12+13+14) : 24,76,78,851

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

16. Reasons for difference if any, between (10 & 11), (10 & 15), (11 & 15) : Not applicable.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending for Stock Exchange
Allotment of Shares under the Company's Employee Stock Option Scheme	92,778 *	Applied & Listed	YES	YES	YES	NO

* Out of the above, 36,214 shares, which were allotted on 15th March, 2004, were listed by the Stock Exchanges as follows:

Name of the Stock Exchange	Date of application for listing	Date of listing
The Stock Exchange, Mumbai	30th March, 2004	5th April, 2004
National Stock Exchange of India Ltd.	30th March, 2004	20th April, 2004
Madras Stock Exchange Ltd.	30th March, 2004	21st April, 2004
The Calcutta Stock Exchange Association Ltd.	23rd March, 2004	31st March, 2004

18. Register of Members is updated (Yes / No) : YES

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable.

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable.

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : NIL

22. Name, Telephone & Fax No. of Compliance officer of the Company : Mr. Arun Bose
2288-7043 (D),2288-6426/0034, 2288-2358 (Fax)

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

23. Name, Address, Tel. & Fax No., Regn No. of Auditor	: M/s Vinod Kothari & Co. 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281 7715/1276/3742 ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Share Transfer Agent – Category II.
25. Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS NO. 4718
COP NO. 1391

Place : Kolkata
Date : 26th April, 2004